Exhibit 99.1

Jaguar Announces Additional Support for Recapitalization

TSX: JAG

TORONTO, Nov. 28, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) is pleased to announce that it has gained additional support for its proposed recapitalization transaction, which was announced on November 13, 2013 (the "Recapitalization").

The Recapitalization now has the support of holders of approximately 93% of the Company's 4.5% Convertible Notes due 2014 (the "2014 Notes") and holders of approximately 86% of the Company's 5.5% Convertible Notes due 2016 (the "2016 Notes").  These holders of the 2014 Notes and the 2016 Notes entered into a Support Agreement dated November 13, 2013 with the Company (or have signed a consent agreement thereto) (collectively, a "Support Agreement") and have agreed to vote in favour of and support the Recapitalization, subject to certain conditions.

As previously announced, holders of 2014 Notes and 2016 Notes that entered into a Support Agreement on or before November 26, 2013 are eligible for additional consideration under the Recapitalization.

Further details of the Recapitalization will be provided in an information circular expected to be distributed to shareholders and holders of the 2014 Notes and the 2016 Notes in early December. Subject to the satisfaction of certain conditions, the Recapitalization is expected to close in the first quarter of 2014.

The Recapitalization remains subject to certain conditions, including obtaining required governmental, court, regulatory and third party approvals, as applicable, and consents from senior secured lenders that may be required. The Company can give no assurances that the Recapitalization will be completed.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's refinancing and restructuring plans and future financial condition.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 21:01e 28-NOV-13